SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMKOR TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

031652100
(CUSIP Number of Class of Securities of Underlying Common Stock)

James Kim
Chief Executive Officer
Amkor Technology, Inc.
1345 Enterprise Drive
West Chester, Pennsylvania 19380
(610) 431-9600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Larry W. Sonsini, Esq.
Bruce M. McNamara, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$18,978,924	$1,746.06

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,807,226 shares of common stock of Amkor Technology, Inc. having an aggregate value of $18,978,924 as of November 5, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 4. Terms of the Transaction
SIGNATURE

Introductory Statement

     This Amendment No. 3 (“Amendment No. 3”) to the Tender Offer Statement on Schedule TO filed by Amkor Technology, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 8, 2002, as amended by Amendment No. 1 thereto filed with the SEC on November 27, 2002 and Amendment No. 2 filed with the SEC on December 13, 2002 (the “Schedule TO”), is the final amendment relating to an offer by the Company to exchange outstanding options to purchase shares of the Company’s common stock, as set forth in the Schedule TO, held by eligible employees of the Company or its subsidiaries for new options to purchase shares of the Company’s common stock (the “Offer to Exchange”). This Amendment No. 3 amends the Schedule TO in order to report the revised final results of the Offer to Exchange that occurred pursuant to the terms and subject to the conditions described in (i) the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO, (ii) the Cover Letter from Cathy Loucks to the Company’s employees dated November 8, 2002 and filed as Exhibit (a)(2) to the Schedule TO, (iii) the Memorandum from Cathy Loucks to the Company’s employees dated November 8, 2002 filed as Exhibit (a)(3) to the Schedule TO, (iv) the Election Form filed as Exhibit (a)(4) to the Schedule TO, (v) the Notice to Change Election from Accept to Reject filed as Exhibit (a)(5) to the Schedule TO and (vi) the Form of Promise to Grant New Stock Option filed as Exhibit (a)(6) to the Schedule TO. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” For purposes of the Offer to Exchange, the term “eligible employee” refers to all employees of the Company or one of its subsidiaries and members of the Company’s Board of Directors as of November 8, 2002, the commencement date of the Offer to Exchange, and as of December 11, 2002, the date options tendered in the Offer to Exchange were cancelled.

     The information in the Disclosure Documents, including all schedules to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO. Except as amended hereby, all of the terms of the Offer to Exchange remain unchanged.

Item 4. Terms of the Transaction.

     The Offer to Exchange, including all withdrawal rights, expired at 5:00 p.m. Mountain Standard Time on December 10, 2002. Pursuant to the terms and conditions of the Offer to Exchange, a total of 1,633 eligible employees participated in the Offer to Exchange and the Company has accepted for cancellation options to purchase an aggregate of 7,115,891 shares of its common stock under the Amkor Technology, Inc. 1998 Stock Plan, an aggregate of 35,000 shares of its common stock under the Amkor Technology, Inc. 1998 Director Option Plan and an aggregate of 248,200 shares of its common stock under the Amkor Technology, Inc. 1998 Stock Plan for French Employees. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase 7,399,091 shares of our common stock no earlier than June 12, 2003 in exchange for the options tendered by eligible employees and accepted by the Company pursuant to the Offer to Exchange.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMKOR TECHNOLOGY, INC

/s/ Kenneth T. Joyce Kenneth T. Joyce Chief Financial Officer
Date: February 7, 2003